Post-Effective Amendment No. 12 to
                                                       SEC File No. 70-8593



                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549
                                       FORM U-1
                                  APPLICATION UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                  GPU, INC. ("GPU")
                                100 Interpace Parkway
                             Parsippany, New Jersey 07054

                           GPU INTERNATIONAL, INC. ("GPUI")
                          EI SERVICES, INC. ("EI Services")
                  One Upper Pond Road, Parsippany, New Jersey 07054

                   JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
                        METROPOLITAN EDISON COMPANY ("Met-Ed")
                      PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                     P.O. Box 16001, Reading, Pennsylvania 19640

                              GPU SERVICE, INC. ("GPUS")
                 100 Interpace Parkway, Parsippany, New Jersey 07054
                      (Names of companies filing this statement
                         and addresses of principal offices)

                                      GPU, INC.
          (Name of top registered holding company parent of the applicants)


          M.A. Nalewako, Secretary           S.L. Guibord, Esq., Secretary
          M. J. Connolly, Esq., Assistant    Jersey Central Power & Light
          General Counsel                    Company
          GPU Service, Inc.                  Metropolitan Edison Company
          100 Interpace Parkway              Pennsylvania Electric Company
          Parsippany, New Jersey  07054      P.O. Box 16001
                                             Reading, Pennsylvania  19640

          Wendy S. Greengrove, Secretary     Douglas E. Davidson, Esq.
          GPU International, Inc.            Berlack, Israels & Liberman LLP
          One Upper Pond Road                120 West 45th Street
          Parsippany, New Jersey  07054      New York, New York  10036

          _________________________________________________________________
                     (Names and addresses of agents for service)





               GPU,  GPUI, EI  Services,  JCP&L, Met-Ed,  Penelec and  GPUS

          hereby post-effectively amend the Application on Form U-1, docket in SEC File No. 70-8593, as heretofore amended, as follows:



               1.   By amending  subparagraphs M(1)(a), (b),  (c), (d)  and

          (e)  of Post-Effective Amendment No. 10 to read in their entirety as follows:


                    (a) Aggregate investments in Exempt Entities in amounts
               up to 100% of GPU's "consolidated retained earnings" would still represent a relatively small commitment of capital for an enterprise the size of GPU, based on various key financial ratios at March 31, 1997. For example, investments in this amount would be equal to only 29% of GPU's total capitalization ($7.3 billion); 33% of consolidated net utility plant ($6.3 billion); and 19% of total consolidated assets ($11.0 billion).

                    (b) GPU's consolidated retained earnings have  grown on
               average approximately 4.7% per year over each of the previous five years. Excluding certain non-recurring charges to income,(2) consolidated retained earnings increased $132 million from 1994 to 1995, a 7.4% increase; and by $139 million for the year ended December 31, 1996, a 7.3% increase.





               _________________________

          2 Consolidated retained earnings have been adjusted to exclude the following non-recurring items: net decrease in 1994 earnings of $164.7 million (after-tax), due to write-off of certain future TMI-2 retirement costs ($104.9 million), charges for costs related to early retirement programs ($76.1 million), write-off of Penelec s OPEB costs not probable of recovery in rates ($10.6 million) and net interest income from federal income tax refund ($26.9 million); a 1995 reversal of $104.9 million for TMI-2 retirement costs and charge of $8.4 million (after-tax) of TMI-2 monitored storage costs deemed not probable if recovery in rates; and a net decrease in 1996 earnings due to charges related to costs for early retirement programs ($74.5 million).

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                    (c)  Taken together  with  the credit  strength of  the
               Operating Companies (which are presently rated at the equivalent of BBB+ or higher by the three major credit rating agencies), GPU's actual consolidated capitalization and interest coverage ratios for 1996 are well within industry ranges set by independent debt rating agencies for BBB+ rated companies, as shown below:

               Actual 1996 Capitalization and Interest Coverage Ratios (Excluding Non-Recourse Project Debt):

               Total Debt/Capital                      50.3%
               EBIT/Total Interest (times)              3.48
               Operating Income/Interest (times)        3.29

               1996   Industry   Ratios  for   BBB+   Rated  Investor-Owned
               Utilities*

                                                  High      Average   Low
               Total Debt/Capital                 63.7%     51.3%     42.5%
               EBIT/Total Interest (times)         4.92      3.35      2.51
               Operating Income/Interest (times)   4.84      3.29      2.32

               ____________
               *Source:  Computed using Bloomberg's financial database.

                    (d) There is no indication that GPU's  ability to raise
               common equity has been adversely affected by investments in Exempt Entities. In fact, just the opposite appears to be true, relative to the rest of the industry. GPU sold an aggregate of 5,000,000 shares of common stock during 1995 (excluding shares sold through its Dividend Reinvestment
               Plan), with net proceeds (average of $31.51 per share) being well above the then net book value per share of GPU's common stock (average of $24.44), resulting in average market-to-book ratios of 129%. The market's assessment of GPU's future growth and earnings also compared favorably to other electric utility issuers in the 1994 to 1996 time frame. This can be shown by comparison of price-earnings and market-to-book ratios, both of which were in line with the electric utility industry averages in that period. These measures indicate investor confidence in GPU's ability to deliver shareholder value.

                                                            Twelve Months
                              1994      1995      1996      Ended 3/31/97
               P/E Ratio:
               GPU (3)         9.2      11.5      10.9            9.2
               Electric       11.8      12        12.2           11.8
               Industry*
          __________________

          3 Excludes effect of non-recurring charges discussed in note 2 above.

               Market-to-Book Ratio:
               GPU            118%      138%      133%      121%
               Electric       133%      137%      145%      140%
               Industry*
               ____________
               *Source: Historical - Compustat Electric Utilities Database. Current - Utility Focus, Regulatory Research Associates, Inc.

                    (e) In  recent years, GPU's dividend  payout policy has
               been more conservative than that of the industry as a whole. Thus, GPU's dividend payout ratio (percentage of earnings paid out in dividends), has consistently been below the electric utility industry average. The implication of a relatively conservative payout policy is that GPU's earnings are more than adequate to cover current dividend levels and to support the growth in dividend levels needed to attract common stock investors, while continuing to strengthen the equity base through retained earnings growth.


                                                                       12(4)
                                                                      Months
                                                                       Ended
                                  1993  1994(4)  1995(4)  1996(4)  3/31/97(4)
            GPU Payout Ratio (%)  62.4   62.2     62.7     62.2     56.2

            Electric Industry*    78.6   81.4     81       75       75


            *Source:   Historical  - Compustat  Electric Utilities  Database.
            1995 and 1996 - Merrill Lynch & Co., Utility Data Sheet


               2. By amending  subparagraphs M (2)(b),(c) and  (e) of Post-

          Effective Amendment No. 10 to read in their entirety as follows:

                    (b) Debt (including short-term debt) ratios of the Operating Companies have been and continue to be consistent with industry averages for BBB+ rated electric utilities. The current industry average for BBB+ rated electric utilities is 53%*.

                         Debt as % of   1992 1993 1994 1995 1996
                         Capitalization

                         JCP&L          44%  46%  46%  41%  43%
                         Met-Ed         42%  47%  44%  44%  45%
                         Penelec        47%  48%  48%  46%  47%

               __________
               *Source: An industry average-calculated using Merrill Lynch & Co., Utility Data Sheet - Electric and Combination Utilities Companies.
          __________________

          4    Excludes non-recurring charges described in note 2 above.

                    Debt levels of the Operating Companies are projected to
               remain in the low-to mid-40% range through the year 2000.

                    (c) Additional investments in Exempt Entities will not have a negative impact on the Operating Companies' ability to fund operations and growth. Over the past five years, the Operating Companies have funded substantially all of their construction expenditures from internal sources of cash and from sales of senior securities and other borrowings. The only significant equity infusion by GPU in the Operating Companies over the last five years was made in 1995 ($120 million). Present projections indicate that GPU will not have to make any significant equity investment in any Operating Company for at least the next five years.

                    Operating Companies - Construction Expenditures:
               Actual (1992-1996) and projected 1997 expenditures, net of Allowance for Funds Used During Construction ($ million):

               1992      1993      1994      1995      1996      1997*

               $460      $490      $578      $461      $391      $395

               ___________
               * Estimated

               Percent internally generated:

               1992      1993      1994      1995      1996

                76%       69%       73%       80%      75%

               GPU presently estimates that for 1997 and 1998 the cash flow from operations and proceeds from the sale of senior securities will be sufficient to fund expected construction expenditures.

                    (e) The  senior securities  of the  Operating Companies
               are presently rated at an equivalent of BBB+ or higher by the three major credit rating agencies. The Operating Companies' bond ratings have been BBB+ or higher as set by the major rating agencies for the last five years. The
               Operating   Companies  continue  to  show  strong  financial
               statistics as measured by the rating agencies (pre-tax interest coverage, debt ratio, funds from operations to debt, funds from operations to interest coverage, and net cash flow to capital expenditures).

                    Bond Rating:        1993 1994 1995 1996 Current

                    JCP&L               A-   BBB+ BBB+ BBB+ BBB+
                    Met-Ed              A-   BBB+ BBB+ BBB+ BBB+
                    Penelec             A    A-   A-    A-   A-

                    As  of  March  31, 1997,  mortgage  indenture  earnings
               coverages for the Operating Companies range from about 4.0x to 4.9x, in each case well above the required coverages of 2.0x necessary to issue additional first mortgage bonds.




















































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





                                      SIGNATURE


               PURSUANT TO  THE REQUIREMENTS OF THE  PUBLIC UTILITY HOLDING

          COMPANY ACT OF  1935, THE UNDERSIGNED COMPANIES HAVE  DULY CAUSED

          THIS  STATEMENT TO BE SIGNED  ON THEIR BEHALF  BY THE UNDERSIGNED

          THEREUNTO DULY AUTHORIZED.


                                   GPU, INC.
                                   JERSEY CENTRAL POWER & LIGHT COMPANY
                                   METROPOLITAN EDISON COMPANY
                                   PENNSYLVANIA ELECTRIC COMPANY
                                   GPU SERVICE, INC.



                                   By:/s/ T. G. Howson

                                        T. G. Howson
                                        Vice President and Treasurer

                                   GPU INTERNATIONAL, INC.
                                   EI SERVICES, INC.



                                   By: /s/ B. L. Levy

                                        B. L. Levy
                                        President

          Date:  July 1, 1997